                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                                  FORM 11-K

            (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the Fiscal Year Ended December 31, 1995

           ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Transition Period From ____ to ____

                        Commission File Number 1-11237



               AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN



                           AT&T CAPITAL CORPORATION

          A DELAWARE                             I.R.S. EMPLOYER
          CORPORATION                            NO. 22-3211453

            44 Whippany Road, Morristown, New Jersey 07962-1983

                      Telephone Number 201-397-3000

                               TABLE OF CONTENTS


Signatures                                                       3

Report of Independent Accountants                                4

Statements of Financial Condition at December 31, 1995 and 1994  5

Statements of Income and Changes in Plan Equity for the years
  ended December 31, 1995 and 1994                               6

Notes to Financial Statements                                    7

Exhibit Index                                                   10



(Financial statement schedules are not included because of the absence of conditions under which they are required.)

                               SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the AT&T Capital Corporation Excess Benefit Plan have executed this annual report.

                           AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN


                           Date:  March 28, 1996

                                                    Sara R. McCauley
                                             By ___________________________
                                                    Sara R. McCauley
                                             Vice President-Human Resources


                           Date:  March 28, 1996

                                                    G. Daniel McCarthy
                                             By____________________________
                                                    G. Daniel McCarthy,

                                              Chief Risk Management Officer


                           Date:  March 28, 1996

                                                    Edward M. Dwyer
                                             By____________________________
                                                    Edward M. Dwyer,
                                                Chief Financial Officer

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        _________________________________



To the Participants and Administrative Committee of the AT&T Capital Corporation Excess Benefit Plan:


     We have audited the accompanying statements of financial condition of the AT&T Capital Corporation Excess Benefit Plan (the "Plan") at
December 31, 1995 and 1994, and the related statements of income and changes in plan equity for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1995 and 1994, and the income and changes in plan equity for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.



                                                COOPERS & LYBRAND L.L.P.



1301 Avenue of the Americas
New York, New York
March 28, 1996

                   AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN
                         STATEMENTS OF FINANCIAL CONDITION



At December 31,                                1995              1994
_____________________________________________________________________

Assets:

Receivable from Employer (Notes 1 and 2)   $1,507,450        $663,867
                                            _________        ________
Total Plan assets:                         $1,507,450        $663,867
                                            =========        ========



Total Plan equity                          $1,507,450        $663,867
                                           ==========        ========





The accompanying notes are an integral part of these financial statements.

                     AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN
                    STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


For the Years Ended December 31,              1995              1994
______________________________________________________________________
Additions:
  Earnings on employer
    contributions(Note 2)                 $   39,373          $      -
  Employer contributions (Notes 1 and 2)     815,786           663,867
                                          __________          ________
      Total additions                        855,159           663,867
                                          __________          ________
Deductions (Notes 1 and 2):
    Distributions to participants             11,576                 -
                                          __________          ________
      Total deductions                        11,576                 -
                                          __________          ________
                  Net increase               843,583           663,867
                                          __________          ________
Plan equity, beginning of year               663,867                 -
                                          __________          ________

Plan equity, end of year                  $1,507,450          $663,867
                                          ==========          ========



The accompanying notes are an integral part of these financial statements.

                AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN
                       NOTES TO FINANCIAL STATEMENTS


1. Description of Plan

     The following description of the AT&T Capital Corporation Excess Benefit Plan (the "Plan"), a nonqualified defined contribution plan, provides a summary of the material terms of the Plan.

General

     AT&T Capital Corporation (the "Company" or "Employer") sponsors the AT&T Capital Corporation Retirement and Savings Plan, as amended (the "RSP"), a qualified defined contribution money purchase and profit sharing plan covering employees of the Company and its domestic subsidiaries. Effective January 1, 1994, the Company adopted the Plan to allow eligible employees to receive contributions which would otherwise be limited under the RSP by Section 415 of the Internal Revenue Code (the "IRC") to the lesser of $30,000 or 25% of the participant's taxable wages (up to the IRC compensation limit pursuant to Section 401(a)(17) of $150,000 in 1995 and
1994). Under the RSP, participants are entitled to make before and after-tax contributions limited to 12% of annual pay. The Company makes a matching contribution equal to 66-2/3% of the participant's contributions up to 6% of their annual pay (the "Company match"). In addition, the Company is required to make annual contributions (the "uniform points contributions") to the Plan equal to 5% of total payroll with respect to each year. The Company may also make a discretionary uniform points contribution with respect to each Plan year. Unless and until the Company's Board of Directors or Compensation Committee otherwise directs, the discretionary uniform points contribution shall equal 4% of total payroll, as defined. The uniform points contributions are allocated to participants based on years of service and pay. Participants in the RSP with aggregate participant and Employer contributions for the year that exceed the IRC limitations automatically participate in the Plan. The provisions of the Plan allow for Company match and uniform points contributions, in excess of IRC limits described above, to be credited to participant accounts under the Plan. RSP participant before and after-tax contributions exceeding these IRC limitations will be refunded to the participant.

Vesting

     Plan participants employed by the Company before January 1, 1994, are fully vested in the Company match and related earnings. Participants first employed by the Company after December 31, 1993, become vested in the Company match and related earnings within 1-1/2 years of continuous service. Participants vest in the uniform points contributions and related earnings over 5 years of continuous service at a rate of 20% per year.

     Regardless of the number of years of continuous service, a participant shall be fully vested in the Company match and uniform points contributions and related earnings if the participant terminates employment because of disability, terminates employment on or after attaining age 65 or upon the occurrence of certain other events (including a change in control of the Company) as defined in the Plan document. See Note 6 for a discussion of AT&T Corporation's ("AT&T") plans to sell the Company.

Forfeitures

     Non-vested contributions credited under the Plan are forfeited upon termination. For the year ended December 31, 1995, forfeited non-vested accounts were $331. No amounts were forfeited in 1994.

Payment of Benefits

     The vested portion of a participant's account will be paid to the participant in 60 monthly installments upon the participant attaining the age of 65. The Company, at its sole discretion, may commence such payments to a terminated participant prior to their 65th birthday. Upon death, a lump sum payment equaling the vested portion of the participant's account will be paid to the participant's beneficiary.



2. Accounting Policies

Funding

     The Plan is considered an unfunded nonqualified deferred compensation plan under the IRC, and therefore, not subject to most of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In May, 1995, the Company invested the contributions due to the Plan for the year ended December 31, 1994 and related earnings through that date in an irrevocable grantor trust with Merrill Lynch (the "Trust"). Benefits payable under the Plan will be paid from the Trust. The assets of the Trust have been invested in the Merrill Lynch Government Fund (the "Government Fund"). The Government Fund invests in a portfolio of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Company invested the 1995 employer contributions due the Plan in the Trust in March, 1996.

Administrative Costs

     All costs and expenses of the Plan are paid by the Company.

Receivable from Employer

     The receivable from the Employer represents uniform points contributions and related earnings due under the Plan at December 31, 1995 and 1994. There was no Company match due under the Plan at December 31, 1995 and 1994.

     The receivable from the Employer will earn interest at a rate no less than the rate of return on investments in the Government Fund or similar investment option. Earnings on Employer contributions will commence as of December 31 of that year.

3. Administration of the Plan

     The Plan is administered by an Administrative Committee appointed by the Compensation Committee of the Company's Board of Directors. Merrill Lynch has been appointed as recordkeeper for the Plan.


4. Federal Income Tax Status

     The Plan is not a qualified plan under Section 401 of the IRC and; therefore, is a nonqualified deferred compensation plan. Earnings on Trust assets are taxable to the Company. Plan participants are not taxed, for federal income tax purposes, on Company contributions to the Plan or earnings on Plan assets until the taxable year in which such contributions are received by the participant. The Company is not entitled to a current tax deduction for contributions made to the Plan until such time as the benefits are taxable to the participant.


5. Plan Termination

     Although it has not expressed any intention to do so, the Compensation Committee of the Board of Directors of the Company reserves the right to amend, suspend, or terminate the Plan at any time.


6.  AT&T Sale of the Company

     In September, 1995 AT&T announced plans to sell its controlling interest in the Company either publicly or to another company. If AT&T sells a controlling interest in the Company in a private transaction, the Plan provides for participants to become fully vested in the Company match, uniform points contributions and related earnings.

                              EXHIBIT INDEX


Exhibit
Number
    23.        Consent of Independent Accountants